MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                          AT MARCH 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                   CONCEPTS                          QUARTER OF PRESENT        QUARTER OF PREVIOUS
S                                                           Amount       %            Amount       %
-----------------------------------------------------------------------------------------------------
 1   TOTAL ASSETS .............................           20,769,797   100          17,600,295   100
 2   CURRENT ASSETS ...........................            9,205,029    44           7,277,780    41
 3   CASH AND SHORT-TERM INVESTMENTS ..........            3,031,317    15           2,253,670    13
 4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..            3,401,575    16           2,431,185    14
 5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..            1,356,811     7             988,649     6
 6   INVENTORIES ..............................            1,200,914     6           1,420,766     8
 7   OTHER CURRENT ASSETS .....................              214,412     1             183,510     1
 8   LONG-TERM ................................            9,108,879    44           7,279,409    41
 9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..            5,356,247    26           2,967,045    17
10   INVESTMENT IN SHARES OF SUBSIDIARIES
     AND NON-CONSOLIDATED ASSOCIATED ..........              532,402     3             818,846     5
11   OTHER INVESTMENTS ........................            3,220,230    16           3,493,518    20
12   PROPERTY, PLANT AND EQUIPMENT ............            1,142,029     5           1,348,586     8
13   PROPERTY .................................              634,892     3             950,915     5
14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .            1,981,680    10           2,097,394    12
15   OTHER EQUIPMENT ..........................              398,362     2             376,817     2
16   ACCUMULATED DEPRECIATION .................            1,872,905     9           2,122,151    12
17   CONSTRUCTION IN PROGRESS .................                    0     0              45,611     0
18   DEFERRED ASSETS (NET) ....................            1,313,860     6           1,694,520    10
19   OTHER ASSETS .............................                    0     0                   0     0

20   TOTAL LIABILITIES ........................           14,650,680   100          11,699,499   100

21   CURRENT LIABILITIES ......................            7,470,161    51           5,501,285    47
22   SUPPLIERS ................................            1,663,278    11           1,147,660    10
23   BANK LOANS ...............................            1,440,485    10             966,493     8
24   STOCK MARKET LOANS .......................               11,445     0              10,183     0
25   TAXES TO BE PAID .........................              123,729     1             150,793     1
26   OTHER CURRENT LIABILITIES ................            4,231,224    29           3,226,156    28
27   LONG-TERM LIABILITIES ....................            6,758,881    46           5,733,565    49
28   BANK LOANS ...............................            3,602,686    25           2,824,165    24
29   STOCK MARKET LOANS .......................            2,804,381    19           2,872,690    25
30   OTHER LOANS ..............................              351,814     2              36,710     0
31   DEFERRED LOANS ...........................               12,032     0              12,725     0
32   OTHER LIABILITIES ........................              409,606     3             451,924     4

33   CONSOLIDATED STOCK HOLDERS' EQUITY .......            6,119,117   100           5,900,796   100

34   MINORITY INTEREST ........................              535,847     9             437,490     7
35   MAJORITY INTEREST ........................            5,583,270    91           5,463,306    93
36   CONTRIBUTED CAPITAL ......................            9,117,716   149           9,121,191   155
37   PAID-IN CAPITAL STOCK (NOMINAL) ..........            3,173,580    52           3,173,580    54
38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....            1,130,776    18           1,130,766    19
39   PREMIUM ON SALES OF SHARES ...............            4,813,360    79           4,816,845    82
40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                    0     0                   0     0
41   CAPITAL INCREASE (DECREASE) ..............           -3,534,446   -58          -3,657,885   -62
42   RETAINED EARNINGS AND CAPITAL RESERVE ....           -4,568,438   -75          -4,661,781   -79
43   REPURCHASE FUND OF SHARES ................            1,433,229    23           1,433,229    24
44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
     HOLDERS' EQUITY ..........................             -466,780    -8            -341,900    -6

45   NET INCOME FOR THE YEAR ..................               67,543     1             -87,433    -1


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                  CONCEPTS                           QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                        FINANCIAL YEAR               FINANCIAL YEAR
S                                                            Amount     %              Amount      %
-----------------------------------------------------------------------------------------------------

  3  CASH AND SHORT-TERM INVESTMENTS ..........            3,031,317   100           2,253,670   100
 46  CASH .....................................            1,031,562    34           1,282,370    57
 47  SHORT-TERM INVESTMENTS ...................            1,999,755    66             971,300    43

 18  DEFERRED ASSETS (NET) ....................            1,313,860   100           1,694,520   100
 48  AMORTIZED OR REDEEMED EXPENSES ...........              616,097    47             612,718    36
 49  GOODWILL .................................                    0     0                   0     0
 50  DEFERRED TAXES ...........................              697,763    53           1,081,802    64
 51  OTHERS ...................................                    0     0                   0     0

 21  CURRENT LIABILITIES ......................            7,470,161   100           5,501,285   100
 52  FOREING CURRENCY LIABILITIES .............            4,523,319    61           3,017,899    55
 53  MEXICAN PESOS LIABILITIES ................            2,946,842    39           2,483,386    45

 24  STOCK MARKET LOANS .......................               11,445   100              10,183   100
 54  COMMERCIAL PAPER .........................                    0     0                   0     0
 55  CURRENT MATURITIES OF MEDIUM TERM NOTES ..                    0     0                   0     0
 56  CURRENT MATURITIES OF BONDS ..............               11,445   100              10,183   100

 26  OTHER CURRENT LIABILITIES ................            4,231,224   100           3,226,156   100
 57  OTHER CURRENT LIABILITIES WITH COST ......               89,557     2              52,254     2
 58  OTHER CURRENT LIABILITIES WITHOUT COST ...            4,141,667    98           3,173,902    98

 27  LONG-TERM LIABILITIES ....................            6,758,881   100           5,733,565   100
 59  FOREING CURRENCY LIABILITIES .............            6,009,666    89           4,595,769    80
 60  MEXICAN PESOS LIABILITIES ................              749,215    11           1,137,796    20

 29  STOCK MARKET LOANS .......................            2,804,381   100           2,872,690   100
 61  BONDS ....................................                    0     0                   0     0
 62  MEDIUM TERM NOTES ........................            2,804,381   100           2,872,690   100

 30  OTHER LOANS ..............................              351,814   100              36,710   100
 63  OTHER LOANS WITH COST ....................              351,814   100              36,710   100
 64  OTHER LOANS WITHOUT COST .................                    0     0                   0     0

 31  DEFERRED LOANS ...........................               12,032   100              12,725   100
 65  NEGATIVE GOODWILL ........................                    0     0                   0     0
 66  DEFERRED TAXES ...........................                    0     0                   0     0
 67  OTHERS ...................................               12,032   100              12,725   100

 32  OTHER LIABILITIES ........................              409,606   100             451,924   100
 68  RESERVES .................................              409,606   100             451,924   100
 69  OTHERS LIABILITIES .......................                    0     0                   0     0

 44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK             -466,780   100            -341,900   100
      HOLDERS EQUITY
 70  ACCUMULATED INCOME DUE TO MONETARY POSITION                   0     0                   0     0
 71  INCOME FROM NON-MONETARY POSITION ASSETS .             -466,780   100            -341,900   100

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                  CONCEPTS                     QUARTER OF PRESENT  QUARTER OF PREVIOUS
                                                     FINANCIAL YEAR       FINANCIAL YEAR
S                                                            Amount           Amount
------------------------------------------------------------------------------------------

 72  WORKING CAPITAL ....................                  1,734,868       1,776,495
 73  PENSIONS FUND AND SENIORITY PREMIUMS                      5,068           5,375
 74  EXECUTIVES (*) .....................                         15              15
 75  EMPLOYERS (*) ......................                      3,064           3,128
 76  WORKERS (*) ........................                      7,846           6,633
 77  CIRCULATION SHARES (*) .............              1,865,054,114   1,865,054,114
 78  REPURCHASED SHARES (*) .............                          0               0


(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF              CONCEPTS                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
R                                                         FINANCIAL YEAR            FINANCIAL YEAR
                                                             Amount     %             Amount       %
----------------------------------------------------------------------------------------------------

  1  NET SALES ................................            4,012,254   100           2,625,472   100
  2  COST OF SALES ............................            3,540,534    88           2,340,238    89
  3  GROSS INCOME .............................              471,720    12             285,234    11
  4  OPERATING ................................              272,692     7             219,594     8
  5  OPERATING INCOME .........................              199,028     5              65,640     3
  6  TOTAL FINANCING COST .....................               19,924     0              41,427     2
  7  INCOME AFTER FINANCING COST ..............              179,104     4              24,213     1
  8  OTHER FINANCIAL OPERATIONS ...............              -26,079    -1              28,153     1
  9  INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................              205,183     5              -3,940     0
 10  RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................               96,871     2              94,633     4
 11  NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................              108,312     3             -98,573    -4
 12  SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............                4,957     0                -769     0
 13  CONSOLIDATED NET INCOME OF CONTINUOUS ....              113,269     3             -99,342    -4

 14  INCOME OF DISCONTINUOUS OPERATIONS .......                    0     0                   0     0
 15  CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................              113,269     3             -99,342    -4
 16  EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                     0     0                   0     0
 17  NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........                    0     0                   0     0
 18  NET CONSOLIDATED INCOME ..................              113,269     3             -99,342    -4
 19  NET INCOME OF MINORITY INTEREST ..........               45,726     1             -11,909     0
 20  NET INCOME OF MAJORITY INTEREST ..........               67,543     2             -87,433    -3


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                   CONCEPTS                         QUARTER OF PRESENT         QUARTER OF PREVIOUS
R                                                        FINANCIAL YEAR              FINANCIAL YEAR
                                                            Amount     %               Amount      %
------------------------------------------------------------------------------------------------------

  1  NET SALES ................................            4,012,254   100           2,625,472   100
 21  DOMESTIC .................................            3,358,696    84           2,126,330    81
 22  FOREIGN ..................................              653,558    16             499,142    19
 23  TRANSLATED INTO DOLLARS (***) ............               58,522     1              44,911     2

  6  TOTAL FINANCING COST .....................               19,924   100              41,427   100
 24  INTEREST PAID ............................               69,047   347              89,676   216
 25  EXCHANGE LOSSES ..........................              221,284  1111             124,146   300
 26  INTEREST EARNED ..........................               40,537   203              42,938   104
 27  EXCHANGE PROFITS .........................              227,821  1143             138,970   335
 28  GAIN DUE TO MONETARY POSITION ............               -7,721   -39               1,330     3
 42  LOST IN RESTATEMENT OF UDIS ..............                5,672    28               8,183    20
 43  GAIN IN RESTATEMENT OF UDIS ..............                    0     0                   0     0

  8  OTHER FINANCIAL OPERATIONS ...............              -26,079   100              28,153   100
 29  OTHER NET EXPENSES (INCOME) NET ..........              -26,079   100              28,153   100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES ......                    0     0                   0     0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS               0     0                   0     0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING            96,871   100              94,633   100
 32  INCOME TAX ...............................               23,404    24               4,474     5
 33  DEFERED INCOME TAX .......................               65,543    68              90,140    95
 34  WORKERS' PROFIT SHARING ..................                8,516     9                  85     0
 35  DEFERED WORKERS' PROFIT SHARING ..........                 -592    -1                 -66     0

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                 CONCEPTS                  QUARTER OF PRESENT               QUARTER OF PREVIOUS
R                                               FINANCIAL YEAR                     FINANCIAL YEAR
                                                      Amount                            Amount
----------------------------------------------------------------------------------------------------

 36  TOTAL SALES .......................            4,027,930                        2,630,588
 37  NET INCOME OF THE YEAR ............             -226,906                                0
 38  NET SALES (**) ....................           14,587,375                       10,695,537
 39  OPERATION INCOME (**) .............              659,648                           57,806
 40  NET INCOME OF MAYORITY INTEREST(**)              248,416                         -935,781
 41  NET CONSOLIDATED INCOME (**) ......              369,606                       -1,001,847


(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF               CONCEPTS                              QUARTER OF PRESENT       QUARTER OF PREVIOUS
RT                                                        FINANCIAL YEAR            FINANCIAL YEAR
                                                             Amount     %             Amount      %
----------------------------------------------------------------------------------------------------

  1  NET SALES ................................            4,012,254   100           2,625,472   100
  2  COST OF SALES ............................            3,540,534    88           2,340,238    89
  3  GROSS INCOME .............................              471,720    12             285,234    11
  4  OPERATING ................................              272,692     7             219,594     8
  5  OPERATING INCOME .........................              199,028     5              65,640     3
  6  TOTAL FINANCING COST .....................               19,924     0              41,427     2
  7  INCOME AFTER FINANCING COST ..............              179,104     4              24,213     1
  8  OTHER FINANCIAL OPERATIONS ...............              -26,079    -1              28,153     1
  9  INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................              205,183     5              -3,940     0
 10  RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................               96,871     2              94,633     4
 11  NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................              108,312     3             -98,573    -4
 12  SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............                4,957     0                -769     0
 13  CONSOLIDATED NET INCOME OF CONTINUOUS ....              113,269     3             -99,342    -4

 14  INCOME OF DISCONTINUOUS OPERATIONS .......                    0     0                   0     0
 15  CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................              113,269     3             -99,342    -4
 16  EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                     0     0                   0     0
 17  NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........                    0     0                   0     0
 18  NET CONSOLIDATED INCOME ..................              113,269     3             -99,342    -4
 19  NET INCOME OF MINORITY INTEREST ..........               45,726     1             -11,909     0
 20  NET INCOME OF MAJORITY INTEREST ..........               67,543     2             -87,433    -3

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                   CONCEPTS                         QUARTER OF PRESENT         QUARTER OF PREVIOUS
RT                                                        FINANCIAL YEAR             FINANCIAL YEAR
                                                             Amount    %               Amount      %
------------------------------------------------------------------------------------------------------


  1  NET SALES ................................            4,012,254   100           2,625,472   100
 21  DOMESTIC .................................            3,358,696    84           2,126,330    81
 22  FOREIGN ..................................              653,558    16             499,142    19
 23  TRANSLATED INTO DOLLARS (***) ............               58,522     1              44,911     2

  6  TOTAL FINANCING COST .....................               19,924   100              41,427   100
 24  INTEREST PAID ............................               69,047   347              89,676   216
 25  EXCHANGE LOSSES ..........................              221,284  1111             124,146   300
 26  INTEREST EARNED ..........................               40,537   203              42,938   104
 27  EXCHANGE PROFITS .........................              227,821  1143             138,970   335
 28  GAIN DUE TO MONETARY POSITION ............               -7,721   -39               1,330     3
 42  LOST IN RESTATEMENT OF UDIS ..............                5,672    28               8,183    20
 43  GAIN IN RESTATEMENT OF UDIS ..............                    0     0                   0     0

  8  OTHER FINANCIAL OPERATIONS ...............              -26,079   100              28,153   100
 29  OTHER NET EXPENSES (INCOME) NET ..........              -26,079   100              28,153   100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES ......                    0     0                   0     0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS               0     0                   0     0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING            96,871   100              94,633   100
 32  INCOME TAX ...............................               23,404    24               4,474     5
 33  DEFERED INCOME TAX .......................               65,543    68              90,140    95
 34  WORKERS' PROFIT SHARING ..................                8,516     9                  85     0
 35  DEFERED WORKERS' PROFIT SHARING ..........                 -592    -1                 -66     0

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED
                                 Final Printing

REF             CONCEPTS                             QUARTER OF PRESENT   QUARTER OF PREVIOUS
P                                                      FINANCIAL YEAR        FINANCIAL YEAR
-----------------------------------------------------------------------------------------------

YIELD
------------------------------------------------------
 1   NET INCOME TO NET SALES .........................        2.82%           -3.78%
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        4.45%          -17.13%
 3   NET INCOME TO TOTAL ASSETS (**) .................        1.78%           -5.69%
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00%            0.00%
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...        6.82%            1.34%

ACTIVITY
------------------------------------------------------
 6   NET SALES TO NET ASSETS (**) ....................        0.70times        0.61times
 7   NET SALES TO FIXED ASSETS (**) ..................       12.77times        7.93times
 8   INVENTORIES ROTATION (**) .......................       10.61times        6.79times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       66   days        72   days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        3.53%            7.34%

LEVERAGE
------------------------------------------------------
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       70.54%           66.47%
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        2.39times        1.98times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       71.89%           65.08%
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      591.83%          425.15%
15   OPERATING INCOME TO INTEREST PAID ...............        2.88times        0.73times
16   NET SALES TO TOTAL LIABILITIES (**) .............        1.00times        0.91times

LIQUIDITY
------------------------------------------------------
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.23times        1.32times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.07times        1.06times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.63times        0.62times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       40.58%           40.97%

CASH FLOW
------------------------------------------------------
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        9.08%           10.77%
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -34.58%         -112.63%
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................      -14.82times      -29.82times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................      100.00%           72.67%
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................        0.00%           27.33%
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................       -3.65%            2.35%


(**)IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                                 Final Printing

REF                 CONCEPTS                          QUARTER OF PRESENT     QUARTER OF PREVIOUS
D                                                       FINANCIAL YEAR          FINANCIAL YEAR
                                                            Amount                  Amount
-------------------------------------------------------------------------------------------------

 1   BASIC PROFIT PER ORDINARY SHARE (**) ........        Ps.      0.13          Ps.      -0.95
 2   BASIC PROFIT PER PREFERENT SHARE (**) .......        Ps.      0.00          Ps.       0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ......        Ps.      0.00          Ps.       0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE(**) ..................................        Ps.      0.20          Ps.      -1.02
 5   EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)..        Ps.      0.00          Ps.       0.00
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)..        Ps.      0.00          Ps.       0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)..        Ps.      0.00          Ps.       0.00
 8   CARRYING VALUE PER SHARE ....................        Ps.      2.99          Ps.       2.93
 9   CASH DIVIDEND ACUMULATED PER SHARE ..........        Ps.      0.00          Ps.       0.00
10   DIVIDEND IN SHARES PER SHARE ................                 0.00 shares             0.00 shares
11   MARKET PRICE TO CARRYING VALUE ..............                 1.44 times              1.39 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ..................................                33.23 times             -4.29 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ..................................                 0.00 times              0.00 times


(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                   CONCEPTS                         QUARTER OF PRESENT   QUARTER OF PREVIOUS
C                                                        FINANCIAL YEAR        FINANCIAL YEAR
                                                               Amount                Amount
-------------------------------------------------------------------------------------------------


  1  CONSOLIDATED NET INCOME ......................            113,269               -99,342
  2  +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ...........................            250,932               382,044
  3  CASH FLOW FROM NET INCOME OF THE YEAR ........            364,201               282,702
  4  CASH FLOW FROM CHANGE IN WORKING CAPITAL .....          -1,387,448            -2,957,015
  5  CASH GENERATED (USED) IN OPERATING ACTIVITIES           -1,023,247            -2,674,313
  6  CASH FLOW FROM EXTERNAL FINANCING ............             23,783             1,023,221
  7  CASH FLOW FROM INTERNAL FINANCING ............                  0               384,887
  8  CASH FLOW GENERATED (USED) BY FINANCING ......             23,783             1,408,108
  9  CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................            463,466              -457,392
 10  NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ..................................           -535,998             -1,723,597
 11  CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD ..........................          3,567,315             3,977,267
 12  CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD ....................................          3,031,317             2,253,670

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 1 YEAR: 2005
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                      CONCEPTS                      QUARTER OF PRESENT   QUARTER OF PREVIOUS
C                                                        FINANCIAL YEAR        FINANCIAL YEAR
                                                               Amount                Amount
-------------------------------------------------------------------------------------------------


  2  + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH ...................................            250,932               382,044
 13  DEPRECIATION AND AMORTIZATION FOR THE YEAR ...            177,076               259,105
 14  + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS .......................              6,262                  -205
 15  + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ....            -47,209               -77,332
 16  + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ................................                  0                     0
 17  + (-) OTHER ITEMS ............................            114,803               200,476
 40  + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO WITH EBITD        0                     0

  4  CASH FLOW FROM CHANGE IN WORKING CAPITAL .....          -1,387,448            -2,957,015
 18  + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE         -1,017,581            -1,995,340
 19  + (-) DECREASE (INCREASE) IN INVENTORIES .....             -7,601                50,305
 20  + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ...................................            -26,513              -400,688
 21  + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT             -66,512               -70,790
 22  + (-) INCREASE (DECREASE) IN OTHER LIABILITIES           -269,241              -540,502

  6  CASH FLOW FROM EXTERNAL FINANCING ............             23,783             1,023,221
 23  + SHORT-TERM BANK AND STOCK MARKET FINANCING .             95,848               201,881
 24  + LONG-TERM BANK AND STOCK MARKET FINANCING ..            441,516             2,791,394
 25  + DIVIDEND RECEIVED ..........................                  0                     0
 26  + OTHER FINANCING ............................             43,192              -116,033
 27  (-) BANK FINANCING AMORTIZATION ..............           -556,773              -713,676
 28  (-) STOCK MARKET AMORTIZATION ................                  0             -1,140,345
 29  (-) OTHER FINANCING AMORTIZATION .............                  0                     0

  7  CASH FLOW FROM INTERNAL FINANCING ............                  0               384,887
 30  + (-) INCREASE (DECREASE) IN CAPITAL STOCKS ..                  0               384,887
 31  (-) DIVIDENS PAID ............................                  0                     0
 32  + PREMIUM ON SALE OF SHARES ..................                  0                     0
 33  + CONTRIBUTION FOR FUTURE CAPITAL INCREASES ..                  0                     0

  9  CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ...................................            463,466              -457,392
 34  + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ........................             -3,118                -3,000
 35  (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT          -16,925               -10,727
 36  (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ....                  0                     0
 37  + SALE OF OTHER PERMANENT INVESTMENTS ........            524,978                12,987
 38  + SALE OF TANGIBLE FIXED ASSETS ..............             14,237                 8,957
 39  + (-) OTHER ITEMS ............................            -55,706              -465,609